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                                                                    EXHIBIT 23.2

              INFORMATION REGARDING CONSENT OF ARTHUR ANDERSEN LLP

The registrant has not been able to obtain, after reasonable efforts, the written consent from its former independent public accountant, Arthur Andersen LLP, to the incorporation by reference in this registration statement of their report dated December 6, 2001 with respect to the financial statements and the supplemental schedule of the registrant included in the registrant's Annual Report on Form 10-K for the year ended November 3, 2001, as required by section 7 of the Securities Act of 1933, as amended. Accordingly, you will be unable to recover amounts sought in any action against Arthur Andersen LLP, the former independent public accountant, pursuant to the Securities Act of 1933 and the regulations thereunder, and therefore any right of recovery may be limited as a result of the lack of that consent.